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EXHIBIT 11 --  COMPUTATION OF PER SHARE EARNINGS     Three       Three
                                                     Months     Months
                                                     Ended       Ended
                                                      1995       1994

PRIMARY
Average common shares and equivalents outstanding     7,388,334   5,636,377

Net effect of dilutive common stock equivalents -
- - based on the treasury stock method using
average market price                                    (A)        (B)


TOTAL                                                 7,388,334   5,636,377



NET INCOME                                          $  (392,968) $ (309,956)

Adjustment to Income Applicable to Common Stock         673,219         -0-

Less preferred stock dividend requirements              (87,824)   (276,944)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK        $   192,427  $ (586,900)



PER SHARE AMOUNT                                    $      0.03  $    (0.10)



FULLY DILUTED
Average common shares and equivalents outstanding     7,388,334   5,636,377

Net effect of dilutive common stock equivalents -
based on the treasury stock method using the year
end market price, if higher than average
market price                                             (B)         (B)

Assumed conversion of Series E, F and G
convertible preferred shares                          5,671,747   4,232,804

Assumed conversion of $1.20 cumulative
convertible preferred shares                                  0     835,000


TOTAL                                                13,060,081  10,704,181



NET INCOME (LOSS)                                   $  (392,968) $ (309,956)




FULLY DILUTED NET INCOME                           $   (392,968) $ (309,956)



PER SHARE AMOUNT                                   $      (0.03) $    (0.03)



(A) Less than 3%.
(B) The effects of conversions of common stock equivalents to common stock and conversion of preferred shares to common stock are anti-

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